TELUS International Law & Governance 7th floor, 510 West Georgia Street Vancouver, BC V6B 0M3 telusinternational.com (604) 695-3455 Telephone ir@telusinternational.com February 27, 2024 All Canadian Securities Regulatory Authorities Toronto Stock Exchange New York Stock Exchange Securities and Exchange Commission Dear Sirs/Mesdames: Re: 2024 Annual General Meeting of TELUS International (Cda) Inc. As required by Section 2.2 of National Instrument 54-101, please be advised of the following: Issuer: TELUS International (Cda) Inc. Meeting Type: Annual General Meeting Securities entitled to receive Notice and Vote: Subordinate Voting Shares - CUSIP Number 87975H100 Multiple Voting Shares - CUSIP Number Not Applicable Record Date for Notice: March 28, 2024 Record Date for Voting: March 28, 2024 Beneficial Ownership Determination Date: March 28, 2024 Meeting Date: May 17, 2024 Place of Meeting: Virtual Meeting (Online) Issuer sending materials directly to NOBOs: No Issuer to pay for delivery of materials to OBOs: Yes Notice-and-Access for Beneficial Holders: Yes Beneficial Holders Stratification Criteria: Not applicable Notice-and-Access for Registered Holders: No Registered Holders Stratification Criteria: Not applicable If you require further information, please contact the undersigned. Sincerely, TELUS INTERNATIONAL (CDA) INC. /s/ Michel Belec SVP, Chief Legal Officer and Corporate Secretary